
03025675


S.E.C.
2003
1080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
Watsonville, California 95076
Telephone: (831) 724-1011

This report contains 13 pages.

Item 4. FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA

The following documents are filed as part of this report:

1. Financial Statements. The following financial statements are filed as part of this report:

	Form 11-K Pages
Report of Independent Auditors	F-2
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	F-4
Notes to Financial Statements	F-5-F-10

2. Financial Statements Schedules. The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan ("Plan") for the year ended December 31, 2002 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

	Form 11-K Pages
Schedule of Assets (Held at End of Year) at December 31, 2002	S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2003

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN

R.C. Allbritton
Secretary

Michael L. Thomas
Committee Member


PRICEWATERHOUSECOOPERS

Granite Construction

Profit Sharing and 401(k) Plan
Financial Statements
as of December 31, 2002 and 2001 and
for the year ended December 31, 2002

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statements and Schedules

Supplemental schedules other than the above are omitted because they are not applicable.



PricewaterhouseCoopers LLP
Ten Almaden Boulevard
Suite 1600
San Jose CA 95113
Telephone (408) 817 3700
Facsimile (408) 817 5050

Report of Independent Auditors

To the Participants and Administrator of
Granite Construction
Profit Sharing and 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Granite Construction Profit Sharing and 401(k) Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 16, 2003

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Assets		
Investments, at fair value	$ 72,803,853	$ 85,918,586
Contributions receivable from employer	1,513,500	649,922
Contributions receivable from employees	9,690	10,505
Non-interest bearing cash	16,833	-
Net assets available for benefits	$ 74,343,876	$ 86,579,013

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Changes to net assets available for benefits attributed to:	
Investment activities:	
Net depreciation in fair value of assets	$ (18,413,006)
Interest and dividends	1,354,666
Net deductions from investment activities	(17,058,340)
Contributions:	
Employees	8,436,336
Employer	5,365,491
Total contributions	13,801,827
Distributions to participants	(9,148,717)
Other administrative expenses	(138)
Total distributions and administrative expenses	(9,148,855)
Diversification from employee stock ownership plan	170,231
Change in net assets available for benefits during the year	(12,235,137)
Net assets available for benefits, beginning of year	86,579,013
Net assets available for benefits, end of year	$ 74,343,876

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of Granite Construction Profit Sharing and 401(k) Plan (the "Plan") provides only general information. The Plan agreement provides a more complete description of the Plan's provisions.

General

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the "Company"). Employees generally become eligible to participate in the Plan as of December 31st of the year of hire if the employee is credited with at least 1,000 hours and was an employee on December 31st. The benefits provided by the plan are not guaranteed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Granite Construction Incorporated is the Administrator of the Plan. As Administrator, the Company has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (including the authority and responsibility to invest, manage, and control the assets of the Plan specifically allocated to the trustee and investment managers). The Company paid all necessary and proper expenses incurred in the administration of the Plan. Such expenses primarily comprise legal fees, auditing fees, and expenses relating to the maintenance of the Plan's records.

Contributions

The Company makes profit sharing and 401(k) matching contributions. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company's Board of Directors. Profit sharing contributions are payable solely out of the Company's current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal tax return (including extensions). Profit sharing contributions amounted to $1,500,645 in 2002.

The Company's 401(k) matching contribution is based on a formula, as described by the Plan. The Company's matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan. Matching contributions were $3,864,846 in 2002.

All eligible Plan participants could make combined contributions to the Plan of up to $11,000 during 2002. Plan participants who reach age 50 during the Plan year have the option to make an additional pre-tax salary contribution of up to $1,000 in 2002. This"Catch Up" provision is offered as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The amount increases by $1,000 per year until the limit reaches $5,000 in 2006. "Catch Up" contributions are not provided a company matching contribution.

The Plan offers an option for deferring dividends from the Granite Construction Employee Stock Ownership Plan ("ESOP"). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account
The Plan permits certain participants under the ESOP to have monies from a portion of their ESOP stock account transferred to the Plan. No portion of the participant's ESOP diversification account may be invested in the Granite Construction Common Stock Fund.

Participant Accounts
Contributions received by the Plan are deposited with the Plan trustee, Putnam Fiduciary Trust Company. Each eligible participant's account is credited with an allocation of (a) the Company's 401(k) match and profit sharing contribution, (b) Plan earnings, (c) Company's match and profit sharing forfeitures of terminated participant's non-vested accounts and (d) employee's contributions. All allocations, except employee's contributions and Company's match, are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. At December 31, 2002 forfeited non-vested accounts totaled $803,133. Forfeited amounts were allocated to eligible participants accounts.

Benefits and Vesting
The full amount of the participant's profit sharing account becomes vested on his/her normal retirement date or when his/her employment with the Company terminates by reason of death or total disability, as defined, or when his/her five years of vesting service is completed. The full value of the participant's elective contribution and matching account are fully vested at the time of deferral. On termination of service for any reason, including death or disability, participants with less than $5,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their account balance as prescribed in the Plan. If the participant has more than $5,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed by the Plan.

Hardship Withdrawals
The Plan provides for withdrawals in the event of financial hardship, as defined.

Plan Assets
Participants may direct Company and participant contributions into any of the eighteen following investment options managed by Putnam Investments and/or administered by Putnam Fiduciary Trust Company:

The Putnam Fund for Growth and Income – This fund's objective is to seek capital growth and current income mainly through a portfolio of income-producing common stocks.

Putnam Vista Fund – Assets of this fund are invested in the stocks of medium size companies that are expected to be experiencing relatively rapid growth.

Putnam Voyager Fund – This fund's objective is to pursue above-average long-term growth by investing in common stock.

Putnam Diversified Income Trust – This fund invests in U.S. Government, International Government, and higher-yielding, lower-rated corporate bonds. This fund was frozen during 2001 and as a result participants may no longer direct any new company or participant contributions nor transfer other monies to this fund.

Putnam New Opportunities Fund – This fund's objective is above-average, long term growth by investing in companies in the world's fastest-growing industry sectors. This fund was frozen during 2002 and as a result participants may no longer direct any new company or participant contributions nor transfer other monies to this fund.

Putnam Asset Allocation Fund - Growth Portfolio – The majority of this fund's investments are diversified among different types of common stocks, but also includes a fixed-income portion (including money market instruments) to moderate risk.

Putnam Asset Allocation Fund - Balanced Portfolio – Assets of this fund are invested in stocks, bonds and money market instruments to offer growth potential with opportunities for income.

Putnam Asset Allocation Fund - Conservative Portfolio – Assets of this fund are invested in bonds and money market instruments.

Putnam International Growth Fund – This fund's objective is long-term growth in investment opportunities in both established and emerging economies in Europe, the Far East, Latin America and elsewhere.

Putnam Money Market Fund – Assets of this fund are invested in money market funds investing in short-term debt holdings such as bank certificates of deposit, treasury bills and commercial paper.

Putnam Investors Fund – This fund seeks to provide long-term growth of capital and any increased income that results from this growth.

Putnam S&P 500 Index Fund - The portfolio seeks investment results that correspond to the total return of common stocks as represented by the Standard & Poor's 500 Index.

The Company has five investment funds managed separately by Franklin-Templeton Group, Loomis Sayles & Co., L.P., PIMCO Investments, Fremont Investment Advisor and Lord, Abbett & Co. and administered by Putnam Investments:

Franklin Balance Sheet Investment Fund – This fund's principle investment goal is high total return of which capital appreciation and income are components.

Loomis Sayles Bond Fund – Assets of this fund are invested in investment grade fixed income securities.

PIMCO Total Return Fund – This fund seeks to maximize current income and capital appreciation by targeting fixed income securities from all major sectors of the band market.

Lord Abbett Mid-Cap Value Fund - This fund seeks long-term capital appreciation by investing in stocks of medium-sized companies.

Fremont U.S. Micro Cap Institutional Fund - This fund seeks long-term capital appreciation through investing in the nation's smallest and fastest-growing publicly traded companies.

The Company has one investment option managed by the participants and administered by Putnam Fiduciary Trust Company:

Granite Construction Common Stock – Assets are invested in the common stock of Granite Construction Incorporated.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
Investments are stated at fair value as determined by quoted market prices. The plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash
Non-interest bearing cash is made up of unsettled transactions relating to Granite Construction stock.

Distributions
Distributions to participants are recorded when paid.

Risks and uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit and the statements of changes in net assets available for benefits.

Reclassifications
Certain reclassifications have been made to conform to the current year presentation, none of which affect net assets available for benefits.

3. Investments

The following presents investments which are 5 percent or more of the Plan's net assets available for benefits:

	December 31, 2002	December 31, 2001
Granite Construction Common Stock	$ 13,507,940	$ 9,805,107
Putnam Money Market Fund	$ 9,185,275	$ 10,799,707
Putnam Voyager Fund	$ 8,045,772	$ 12,150,044
Putnam Fund for Growth and Income	$ 6,417,112	$ 9,178,542
Putnam International Growth Fund	$ 6,270,145	$ 8,132,086
Putnam Vista Fund	$ 5,690,719	$ 9,351,631
PIMCO Total Return Fund	$ 4,265,605	N/A
Franklin Balance Sheet Investment Fund	$ 4,121,576	N/A
Putnam New Opportunities Fund	N/A	$ 7,988,004

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (13,549,902)
Common stock	(4,863,104)
	$ (18,413,006)

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party Transactions

Certain Plan investments are managed by Putnam Fiduciary Trust Company, the trustee of the Plan. These transactions qualify as exempt party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination, will become 100% vested in their account balances.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 74,343,876	$ 86,579,013
Amounts allocated to withdrawing participants	(3,167,102)	(3,983,474)
Net assets available for benefits per the Form 5500	$ 71,176,774	$ 82,595,539

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

Distributions to participants per the financial statements	$ 9,148,717
Amounts allocated to withdrawing participants at December 31, 2002	3,167,102
Amounts allocated to withdrawing participants at December 31, 2001	(3,983,474)
Distributions to participants per Form 5500	$ 8,332,345

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims not yet paid for participants with term dates equal or prior to December 31, 2002.

Granite Construction
Profit Sharing and 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
at December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost [1]	(e) Current Value
	Loomis Sayles Bond Fund	Mutual Fund	$	$ 2,062,955
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		267,443
	Fremont U.S. Micro Cap Institutional Fund	Mutual Fund		106,597
	PIMCO Total Return Fund	Mutual Fund		4,265,605
	Franklin-Templeton Balance Sheet Investment Fund	Mutual Fund		4,121,576
*	Putnam Fund for Growth and Income	Mutual Fund		6,417,112
*	Putnam Investors Fund	Mutual Fund		1,549,624
*	Putnam Vista Fund	Mutual Fund		5,690,719
*	Putnam Voyager Fund	Mutual Fund		8,045,772
*	Putnam Diversified Income Trust	Mutual Fund		3,147,709
*	Putnam New Opportunities Fund	Mutual Fund		3,243,664
*	Putnam Asset Allocation Fund: Growth Portfolio	Mutual Fund		2,626,289
*	Putnam Asset Allocation Fund: Balanced Portfolio	Mutual Fund		1,497,127
*	Putnam Asset Allocation Fund: Conservative Portfolio	Mutual Fund		632,491
*	Putnam S&P 500 Index Fund	Mutual Fund		165,810
*	Putnam International Growth Fund	Mutual Fund		6,270,145
*	Granite Construction Incorporated	Common Stock		13,507,940
*	Putnam Money Market Fund	Money Market Fund		9,185,275
		Total investments	$ -	$ 72,803,853

* known party in interest (exempt transactions)

[1] Cost information has been omitted with respect to participant directed transactions.